Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

January 27, 2017

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Amendment No. 3 to Registration Statement on Form S-1 Filed December 16, 2016 File No. 333-210675 Form 10-K for Fiscal Year Ended July 31, 2016 File No. 000-52814

Dear Mr. Reynolds:

On behalf of Gold Lakes Corp., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated January 4, 2017, relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on December 16, 2016. The responses below have been numbered to correspond with the comments in your January 4, 2017 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) with this letter.

Executive Compensation, page 49

1. We note your response to our prior comment 7. We also note that you indicate in the Certain Relationships section that during the fiscal year ended July 31, 2016 you paid Mr. Vallos approximately $31,000 in consulting fees. Please revise your Summary Compensation table to reflect the consulting fees paid to Mr. Vallos or advise us why those fees do not need to be reflected in the Summary Compensation table. See Item 402 of Regulation S-K.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 4 has been revised to include the $31,000 consulting fees as Other Compensation. The $36,000 included as salary was in error as no salary was paid or accrued to Mr. Vallos.

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Securities and Exchange Commission

Division of Corporation Finance

January 27, 2017

Index to the Financial Statements, page F-1

2.Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendment over 30 days.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 4 has been revised to incorporate the financial statements from the Company’s most recent quarterly report filed on Form 10-Q, as filed with the SEC on December 20, 2016, and that Amendment No. 4 includes an updated consent from the Company’s independent accountant.

Unaudited Financial Statements for the Nine Months Ended April 30, 2016

Notes to Financial Statements

5. Convertible Notes Payable, page F-9

3. We have reviewed your response to comment 11 noting you incorrectly accounted for the convertible notes in the quarter ended January 31, 2016 and corrected your accounting in the quarter ended April 30, 2016. Please provide us with a detailed discussion of how you considered the guidance in FASB ASC 250.

Company Response 3:

The Company respectfully informs the Staff that the Company believes the modifications in the valuation technique represent a change in accounting estimate because the modifications are a result of using the newest and the best information available at the time of reporting. As this information changed from the period ending January 31, 2016 to the period April 30, 2016 the Company modified its valuation techniques resulting in the change in estimate. The Company would consider an error to be due to a change in the use of an unacceptable accounting principle; an oversight, misuse of facts, or bad faith estimate of value; a math error; or similar events. The change in valuation technique does not represent such an event but rather is due to an effort by the Company to deploy more sophisticated reporting techniques through the use of the most current and best information available. The estimated fair values of the financial instruments are, by their nature, estimates, and require modifications in valuation technique from time to time as new information becomes available and as more sophisticated valuation techniques are implemented. The Company also believes the Form 10-Q for the quarterly period ended April 30, 2016 provides complete and transparent information regarding the impact of the change in estimate.

Convertible debt is accounted for under the guidelines established by ASC 470-20 “Debt with Conversion and Other Options.” ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting (explained below) does not apply. The amount of the value of warrants and beneficial conversion feature may reduce the carrying value of the instrument to zero, but no further. Many of the conversion features embedded in the Company's notes are variable and are adjusted based on a discount to market prices which could cause an unlimited number of common stock to be issued. In these cases, we record the embedded conversion feature as a derivate instrument, at fair value. The embedded conversion features are recorded as discounts when the notes become convertible. The excess of fair value of the embedded conversion feature over the carrying value of the debt is recorded as an immediate charge to operations. Each reporting period, the Company will compute the estimated fair value of derivatives and record changes to operations. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt using the effective interest method.

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Securities and Exchange Commission

Division of Corporation Finance

January 27, 2017

Derivative financial instruments, as defined in ASC 815, “Accounting for Derivative Financial Instruments and Hedging Activities”, consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value and recorded as liabilities or, in rare instances, assets.

The Company does not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, the Company has issued financial instruments including senior convertible notes payable and freestanding stock purchase warrants with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by ASC 815, in certain instances, these instruments are required to be carried as derivative liabilities, at fair value, in our consolidated financial statements.

The Company estimates the fair values of derivative financial instruments using various techniques (and combinations thereof) that are considered to be consistent with objectively measuring fair values. In selecting the appropriate technique, consideration is given to, among other factors, the nature of the instrument, the market risks that it embodies and the expected means of settlement. For less complex derivative instruments, such as free-standing warrants, the Company generally uses the Black-Scholes option valuation technique because it embodies all of the requisite assumptions (including trading volatility, estimated terms and risk free rates) necessary to fair value these instruments. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of our common stock, which has a high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, the Company's operating results will reflect the volatility in these estimate and assumption changes.

Form 10-Q for the quarter ended October 31, 2016

Exhibit 31.1

4. Please confirm in your response that your future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K. Please note you still refer to the company as a small business issuer.

Company Response 4:

The Company respectfully confirms that its future certifications will conform exactly to the language in Item 601(b)(31)(i) of Regulation S-K.

***

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Securities and Exchange Commission

Division of Corporation Finance

January 27, 2017

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated January 4, 2017. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

By:	/s/ Mark Lee
Mark C Lee
Shareholder

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Securities and Exchange Commission

Division of Corporation Finance

January 27, 2017

ACKNOWLEDGEMENT

In connection with Gold Lake Corp.’s (the “Company”) letter dated January 27, 2017, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD LAKES CORP.

By:	/s/ Christopher Vallos
Christopher Vallos
Chief Executive Officer

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